Jenkens & Gilchrist Parker Chapin LLP


                              THE CHRYSLER BUILDING
                               405 LEXINGTON AVENUE           AUSTIN, TEXAS
                             NEW YORK, NEW YORK 10174        (512) 499-3800
                                                            CHICAGO, ILLINOIS
                                  (212) 704-6000             (312) 425-3900
                             FACSIMILE (212) 704-6288          DALLAS, TEXAS
                                                             (214) 855-4500
                                  www.jenkens.com            HOUSTON, TEXAS
                                                             (713) 951-3300
 Martin Eric Weisberg                                    LOS ANGELES, CALIFORNIA
    (212) 704-6050                                           (310) 820-8800
mweisberg@jenkens.com                                       SAN ANTONIO, TEXAS
                                                             (210) 246-5000
                                                             WASHINGTON, D.C.
                                                             (202) 326-1500

                                  March 8, 2005



VIA EDGAR CORRESPONDENCE AND FACSIMILE
--------------------------------------

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549


                Re:   Ramp Corporation
                      Preliminary Proxy Statement filed on February 1, 2005, File No. 0-15805
                      -------------------------------------------------------

Dear Mr. Shuman:

         We have reviewed your comment letter dated February 10, 2005, to the Preliminary Proxy Statement (the "Preliminary Proxy Statement") of Ramp Corporation (the "Company"), filed on February 1, 2005. On behalf of the Company and based upon the Company's representations to us, we hereby respond to each comment set forth in your comment letter. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the comment letter.

PROPOSALS 1-4: PRIVATE PLACEMENT TRANSACTIONS AND EQUITY LINE FINANCING
-----------------------------------------------------------------------

1. As requested by the Staff, the Company has amended the disclosure for each of Proposals 1 through 3 of the revised Preliminary Proxy Statement of the Company filed by the Company with the Commission via EDGAR on Tuesday, March 8, 2005 (the "Revised Preliminary Proxy Statement") to quantify the potential dilutive effect to the Company's stockholders of each of the private placement transactions individually, as well as in the aggregate. Specifically, the Company has set forth the percentage dilution and potential percentage dilution for each of the private placement transactions individually, as well as in the aggregate. For the Staff's

                      Jenkens & Gilchrist Parker Chapin LLP

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
March 8, 2005
Page 2

information and as set forth in our response to Item 4 below, the proposal to stockholders to approve the Equity Line Financing has been eliminated from the Revised Preliminary Proxy Statement.

2. As requested by the Staff, the Company has amended the disclosure for each of Proposals 2 and 3 to the Revised Preliminary Proxy Statement to provide a sensitivity analysis in tabular format which illustrates the extent of the potential dilution and the impact of changing market prices of the Company's common stock on dilution by setting forth the number of shares of common stock issuable by the Company under each proposal based on varying market price declines from the current market price of the Company's common stock, or $1.80, $1.20 and $0.60 cents per share. For the Staff's information, a sensitivity table has not been included for Proposal 1 since all shares of common stock required to be issued under the private placement transactions have been issued and there is no further potential dilution as a result of these private placement transactions.

PROPOSAL  3:  CONVERTIBLE   DEBENTURES,   COMMON  STOCK  PURCHASE  WARRANTS  AND
--------------------------------------------------------------------------------
ADDITIONAL INVESTMENT RIGHTS
----------------------------

3. For the Staff's information, there are no restrictions on short sales by the investors in the January 2005 Private Placement set forth in Proposal 3 of the Revised Preliminary Proxy Statement. As requested by the Staff, the Company has amended the disclosure on the Revised Preliminary Proxy Statement relating to the adverse effects of short selling by the investors in the January 2005 Private Placement and how holders of those market-sensitive securities could potentially benefit from short sales and declines in market prices. For the Staff's information, there are no restrictions on short sales by the investors in the December 2004 Private Placement set forth in Proposal 2 of the Revised Preliminary Proxy Statement. As requested by the Staff, the Company has amended the disclosure on the Revised Preliminary Proxy Statement relating to the adverse effects of short selling by the investors in the December 2004 Private Placement and how holders of those market-sensitive securities could potentially benefit from short sales and declines in market prices.


PROPOSAL 4: SALE AND  ISSUANCE OF COMMON  STOCK IN  CONNECTION  WITH THE JANUARY
--------------------------------------------------------------------------------
2005 EQUITY LINE FINANCING OF UP TO $25,000,000
-----------------------------------------------

4. For the Staff's information and in accordance with prior discussions with the Staff, the Company has determined not to seek stockholder approval of Proposal 4 relating to the Equity Line Financing and has removed the disclosure relating to approval of the Equity Line Financing from the Revised Preliminary Proxy Statement. As requested by the Staff, the Company has amended the disclosure in Proposal 3 of the Revised Preliminary Proxy Statement to disclose the Company's determination not to seek stockholder approval of the Equity Line Financing.

                      Jenkens & Gilchrist Parker Chapin LLP

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
March 8, 2005
Page 3


PROPOSAL 5: REPLENISH SHARES UNDER THE 2005 STOCK INCENTIVE PLAN
----------------------------------------------------------------

5. As requested by the Staff, the Company has revised the disclosure in Proposal 4 of the Revised Preliminary Proxy Statement to include a New Plan Benefits table and all other applicable information required by Item 10 of Schedule 14A with respect to any current plans, commitments or arrangement to issue shares of common stock under the Company's 2005 Stock Incentive Plan.

CONCLUSION

         If the changes made in response to Staff comments are acceptable to the Staff, we respectfully request that the Company be allowed to file a definitive proxy statement with the Commission with respect to the special meeting of stockholders of the Company.

         In connection with the Company's request, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) Staff comments to the Proxy Statement or changes to disclosure to the Proxy Statement in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Proxy Statement, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please feel free to call me at (212) 704-6050 or my colleague,  Stephen
G. Cordaro at (212) 704-6073 if you have any questions or if you require further information.

                                                 Very truly yours,

                                                 /s/ Martin Eric Weisberg

                                                 Martin Eric Weisberg



cc:  Ms. Maryse Mills-Apenteng
     Mr. Andrew Brown
     Stephen G. Cordaro, Esq.